EXHIBIT (A)(49)












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                          TO THE SHAREHOLDERS OF ENDESA
                         THANK YOU FOR YOUR CONFIDENCE!


The shareholders of Empresa Nacional de Electricidad S.A. (Endesa), with their positive vote of last Thursday, chose to increase the limit of shareholder concentration. This is a big step for the future of your company. A strong Endesa is good for its shareholders, for its employees and for Chile.

But this is just the beginning. The next step to ensure the future of Endesa is for the shareholders to offer their shares to a leading, strong and experienced energy company. Duke Energy International is that company.

We believe that the vote of the majority of Endesa shareholders was a way of expressing of their support for the offer made by Duke Energy International. This is $250 per share, 43% higher than Endesa's average price for the period July 1998 through January 1999. We think the vote was also an expression of confidence in our vision to make Endesa the premiere energy generating company in South America.

Duke Energy International's offer is open to every shareholder at the same price and on the same terms.

We call all shareholders to offer their shares for sale, contacting their brokers or Banchile in Moneda 877, Santiago, or in every office of Banchile and of the Banco de Chile in the country.





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